Exhibit (a)(5)

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer by CVRD Canada Inc., you should consult with your investment dealer, stockbroker, lawyer or other professional advisor. Enquiries concerning the information in this document should be directed to Georgeson’s North American toll-free number at 1-866-264-4715 or collect at 416-847-7159. Bankers and brokers may call at 212-440-9800.
NOTICE OF CHANGE TO
DIRECTORS’ CIRCULAR
RELATING TO THE OFFER BY
CVRD CANADA INC.
A WHOLLY-OWNED SUBSIDIARY OF
COMPANHIA VALE DO RIO DOCE
TO PURCHASE
ALL OF THE OUTSTANDING COMMON SHARES OF
INCO LIMITED
FOR CDN.$86.00 IN CASH PER INCO SHARE

THE BOARD OF DIRECTORS HAS NOT DETERMINED THAT THE OFFER
BY CVRD CANADA INC. IS A “SUPERIOR PROPOSAL” FOR PURPOSES OF THE
COMBINATION AGREEMENT BETWEEN INCO LIMITED AND PHELPS DODGE
CORPORATION AND, ACCORDINGLY, RECOMMENDS THAT INCO SHAREHOLDERS
REJECT THE OFFER BY CVRD CANADA INC.

August 28, 2006
Notice to United States Securityholders:
The Offer by CVRD Canada Inc. is in respect of securities of a Canadian issuer. The enforcement by United States securityholders of civil liabilities under United States federal securities laws may be adversely affected by the fact that the issuer is located in a foreign country and that some of its directors and officers are residents of a foreign country.

i

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
      This Notice of Change contains forward-looking information (as defined in the Securities Act (Ontario)) and forward-looking statements (as defined in the United States Securities Exchange Act of 1934) that are based on expectations, estimates and projections as of the date of this Notice of Change. Generally, these forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results and developments to be materially different from any future results, performance or achievements expressed by, or implied by, the forward-looking statements in this Notice of Change.
      While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date of this Notice of Change. Inco has attempted to identify important factors that could cause actual actions, events or results to differ materially from those current expectations described in forward-looking statements. However, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended and that could cause actual actions, events or results to differ materially from current expectations. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. In addition to being subject to a number of assumptions, forward-looking statements in this Notice of Change are subject to the risks contained in Inco’s Annual Report on Form 10-K for the year ended December 31, 2005 and the risks described in Inco’s Proxy Circular and Statement dated August 10, 2006 in respect of the Arrangement (defined hereafter).
CURRENCY
      Unless otherwise indicated, all references to “$” or “dollars” in this Notice of Change refer to U.S. dollars and references to “Cdn.$” in this Notice of Change refer to Canadian dollars.
CURRENCY EXCHANGE RATE INFORMATION
      The following table sets out the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for the period indicated and the average of such exchange rates, and the exchange rate at the end of such period, in each case, based upon the closing rate of the Bank of Canada:

		Year Ended December 31,
	Six Months Ended
	June 30, 2006	2005	2004	2003

High	1.1722	1.2696	1.3957	1.5672
Low	1.0983	1.1518	1.2943	1.2943
Rate at end of period	1.1162	1.1630	1.2020	1.2965
Average rate per period	1.1380	1.2116	1.3013	1.4009
      On August 25, 2006, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the closing rate of the Bank of Canada was Cdn.$1.1095.

ii

NOTICE OF CHANGE TO DIRECTORS’ CIRCULAR
      This Notice of Change to Directors’ Circular (this “Notice of Change”) relating to the Directors’ Circular dated August 15, 2006 (the “Directors’ Circular”) is issued by the board of directors (the “Board of Directors” or the “Board”) of Inco Limited (“Inco”) in connection with the offer (the “CVRD Offer”) dated August 14, 2006 made by CVRD Canada Inc. (the “Offeror”), a wholly-owned subsidiary of Companhia Vale do Rio Doce (together with the Offeror, “CVRD”), to the common shareholders of Inco (the “Inco Shareholders”) to purchase all of the outstanding common shares of Inco (the “Inco Shares”) for Cdn.$86.00 in cash per Inco Share, upon the terms and subject to the conditions set out in the CVRD Offer. Defined terms used but not defined in this Notice of Change have the meanings given to them in the Directors’ Circular.
RECOMMENDATION OF THE BOARD OF DIRECTORS
      The Board of Directors has unanimously recommended that Inco Shareholders reject the CVRD Offer and continues to recommend that Inco Shareholders vote in favour of the Arrangement. See “Reasons for the Recommendation”.
REASONS FOR THE RECOMMENDATION
      In arriving at its recommendation, the Board of Directors, after receiving advice from its Financial Advisors and legal advisors, carefully considered the CVRD Offer in the context of its legal obligations under the Combination Agreement and otherwise. In making its determination, the Board considered a number of factors including the following:

•	Obligation to Reject Under the Combination Agreement. Under the terms of the Combination Agreement, Inco publicly may take no position or a neutral position with respect to any competing acquisition proposal only until 15 calendar days following the formal commencement of such acquisition proposal at which time Inco is required to reject such acquisition proposal (other than in the case of a “superior proposal”). In the case of the CVRD Offer, this 15 calendar day period expires on August 29, 2006.

•	“Superior Proposal” Determination. Subject to certain exceptions, the Combination Agreement requires that the Board of Directors continue to recommend that Inco Shareholders vote in favour of the Arrangement unless it determines that a competing acquisition proposal (in this case, the CVRD Offer) constitutes a “superior proposal” and Phelps Dodge has declined to amend the terms of the Arrangement to counter such “superior proposal” pursuant to the terms of the Combination Agreement. The Board has not determined that the CVRD Offer constitutes a “superior proposal” for purposes of the Combination Agreement. However, at its August 14, 2006 meeting, the Board did determine, based on information then available and after consultation with its Financial Advisors, that the CVRD Offer could reasonably be expected to result in a “superior proposal” for purposes of the Combination Agreement. Having so determined, the Board authorized senior management of Inco and its advisors to engage in discussions and negotiations with CVRD. Since the time of such authorization, representatives of Inco have had several conversations with representatives of CVRD in which they indicated that Inco was in a position to engage in negotiations with CVRD to ascertain whether CVRD was willing to improve the CVRD Offer such that the Board would be willing to declare it a “superior proposal” for purposes of the Combination Agreement. To date, CVRD has indicated that it is not willing at this time to enter into substantive discussions or negotiations with respect to improving the CVRD Offer. Accordingly, the Board of Directors, consistent with Inco’s obligations under the Combination Agreement, has determined to continue to recommend that Inco Shareholders vote in favour of the Arrangement with Phelps Dodge and to recommend that Inco Shareholders reject the CVRD Offer.

•	Inco’s Contractual Obligations under the Combination Agreement. Under the terms of the Combination Agreement, Inco is subject to restrictive covenants that limit the Board’s ability to change its recommendation in favour of the Arrangement or approve or recommend, or remain neutral in respect of, any competing acquisition proposal (such as the CVRD Offer). Subject to certain exceptions, if the Board recommends in favour of the CVRD Offer, or changes its recommendation with respect to the Arrangement, Phelps Dodge will have the right to immediately terminate the Combination Agreement and claim payment from Inco of a termination fee of $475 million.

•	Shareholder Votes on the Arrangement. The special meeting of Inco Shareholders to consider the approval of the proposed Arrangement with Phelps Dodge has been called for September 7, 2006. If Inco Shareholders vote to approve the proposed Arrangement, it will be subject to the approval of Phelps Dodge shareholders at a meeting called for September 25, 2006 to consider, among other things, the approval of the issuance of Phelps Dodge Shares pursuant to the Arrangement. In circumstances where Inco Shareholders fail to vote in favour of the Arrangement at the special meeting of Inco Shareholders to be held on September 7, 2006, or any adjournment or postponement thereof, Phelps Dodge or Inco will have the right to immediately terminate the Combination Agreement whereupon Inco will owe Phelps Dodge a termination fee of $125 million. In such event, Inco would no longer be bound by the restrictions currently set forth in the Combination Agreement prohibiting it from actively soliciting acquisition proposals from third parties or affecting its ability to enter into a binding agreement without prior notice to any third party. Inco would also be free to continue seeking an improvement in the terms of the pending offer from CVRD. If within 12 months after termination of the Combination Agreement any competing acquisition proposal with respect to Inco is consummated, Phelps Dodge will be entitled to claim payment from Inco of an additional fee of $350 million.

•	Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Combination Agreement on Inco’s ability to solicit additional interest from third parties, the Combination Agreement allows the Board of Directors to engage in discussions or negotiations with respect to an unsolicited bona fide written competing acquisition proposal at any time after the Board determines, in good faith based on information then available and after consultation with its Financial Advisors, that such acquisition proposal constitutes a “superior proposal” or could reasonably be expected to result in a “superior proposal”.

•	Time for Acceptance under the CVRD Offer. The CVRD Offer expires at 8:00 p.m. (Toronto time) on September 28, 2006, unless extended or withdrawn, and is subject to the satisfaction of a number of conditions, including receipt of certain outstanding regulatory approvals.

•	Recommendations Regarding the Phelps Dodge Arrangement. The reasons relating to the Board’s recommendation that Inco Shareholders vote in favour of the Arrangement with Phelps Dodge, as described in the Teck First Notice of Change, which have been incorporated by reference into the Directors’ Circular.
      The Board also considered a number of other factors of which Inco Shareholders should be aware in considering the CVRD Offer, including the following:

1.	The consideration offered under the CVRD Offer and the consideration offered under the Arrangement on an implied value basis. Under the CVRD Offer, Inco Shareholders would receive Cdn.$86.00 in cash for each Inco Share. Under the Arrangement, Inco Shareholders would receive Cdn.$20.25 in cash and 0.672 of a Phelps Dodge Share for each Inco Share. Based upon the closing price of Phelps Dodge Shares on the NYSE on August 25, 2006, converted into Canadian dollars using the Bank of Canada closing rate for the Canadian dollar against the U.S. dollar on that date, the consideration offered for each Inco Share under the Arrangement represents an implied value of Cdn.$86.25.

2.	The conditions attached to each of the CVRD Offer and the Arrangement, respectively, including the fact that each of the CVRD Offer and the Arrangement, respectively, remains subject to certain outstanding regulatory approvals, including, in the case of the CVRD Offer, Investment Canada Act approval and antitrust approvals or clearances in Canada, the United States and the European Union and, in the case of the Arrangement, Investment Canada Act approval, and that the Arrangement remains subject to court approval and the approval of the Phelps Dodge shareholders and the Inco Shareholders.

3.	The very strong fundamentals for nickel. Since August 11, 2006, the date on which CVRD announced its intention to make an offer to acquire Inco, the London Metals Exchange spot price of nickel (the principal factor affecting Inco’s profitability) has increased 21% through August 25, 2006.

4.	Inco’s shareholder rights plan dated September 14, 1998, as amended, was rendered ineffective as of 4:30 p.m. (Toronto time) on August 16, 2006, with the result that Inco does not currently have in place a shareholder rights plan.

      The foregoing summary of the information and factors considered by the Board of Directors is not intended to be exhaustive, but includes the material information and factors considered by the Board of Directors in its consideration of the CVRD Offer. In view of the variety of factors and the amount of information considered in connection with its evaluation of the CVRD Offer, the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and determination. The Board of Directors’ determination was made after consideration of all of the above-noted factors and in light of their own knowledge of the business, financial condition and prospects of Inco and was based upon the advice of the Board of Directors’ Financial Advisors and legal advisors. In addition, individual members of the Board of Directors may have assigned different weights to different factors.
RECENT DEVELOPMENTS
Recent Developments Concerning the Proposed Combination of Inco and Phelps Dodge
      On August 21, 2006, Phelps Dodge was informed by the Investment Review Division of Industry Canada that the Minister responsible for the Investment Canada Act extended the review of the Arrangement for an additional 30 day period as permitted under the Investment Canada Act.
Expiry of the Teck Offer
      On August 17, 2006, Teck announced that its offer to acquire all of the outstanding Inco Shares expired at midnight (Toronto time) on August 16, 2006, consistent with the terms of the Teck Offer, as the minimum tender condition under the Teck Offer had not been satisfied.
OTHER TRANSACTIONS
      There is no transaction, Board resolution, agreement in principle or signed contract of Inco, other than as described or referred to in this Notice of Change or the Directors’ Circular, which has occurred in response to the CVRD Offer. Other than as described or referred to in this Notice of Change or the Directors’ Circular, no negotiations are underway in response to the CVRD Offer which relate to or would result in (i) an extraordinary transaction such as a merger or reorganization involving Inco or a subsidiary; (ii) the purchase, sale or transfer of a material amount of assets by Inco or a subsidiary; (iii) an issuer bid or other acquisition of securities by Inco; or (iv) any material change in the capitalization or dividend policy of Inco.
OTHER INFORMATION
      Except as disclosed in this Notice of Change, no information is known to the directors of Inco that would reasonably be expected to affect the decision of the holders of Inco Shares to accept or reject the CVRD Offer.
MATERIAL CHANGES
      Except as publicly disclosed or as referred to in this Notice of Change or the Directors’ Circular, the directors and senior officers of Inco are not aware of any other information that indicates any material change in the affairs of Inco since July 26, 2006, the date on which Inco published its most recent unaudited interim financial statements for the quarter ended June 30, 2006.

OTHER MATTERS
      This document will be filed with the SEC as an exhibit to an amendment to Inco’s Solicitation/ Recommendation Statement on Schedule 14D-9 in respect of the CVRD Offer (as amended, the “CVRD 14D-9”). Inco Shareholders are advised to read this Notice of Change and the Directors’ Circular and the CVRD 14D-9 (including the exhibits thereto) in their entirety because they contain important information. Copies of the CVRD 14D-9 are, and any other documents filed by Inco in connection with the CVRD Offer will be, available free of charge at the SEC’s website at www.sec.gov, from Inco at www.inco.com or from Georgeson by calling the telephone numbers at the back of this document.
STATUTORY RIGHTS
      Securities legislation in certain of the provinces and territories of Canada provides security holders of the Company with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.
DIRECTORS’ APPROVAL
      The contents of this Notice of Change have been approved, and the delivery thereof has been authorized, by the Board of Directors.

CERTIFICATE
DATED: August 28, 2006
      The foregoing, together with the Directors’ Circular of the Board of Directors of Inco dated August 15, 2006, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing, together with the Directors’ Circular of the Board of Directors of Inco dated August 15, 2006, does not contain any misrepresentation likely to affect the value of the market price of the securities subject to the CVRD Offer within the meaning of the Securities Act (Québec).

On behalf of the Board of Directors

(Signed) Richard E. Waugh Director	(Signed) Chaviva M. Hošek Director

QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE INFORMATION IN
THIS DOCUMENT SHOULD BE DIRECTED TO THE INFORMATION AGENT:
100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
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Collect (416) 847-7159
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